UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  September 1, 2009

Commission File Number:  001-34395

China Networks International Holdings Ltd.
(Exact name of registrant as specified in its charter)

China Networks International Holdings Ltd.
(Translation of Registrant’s name into English)

9 Dong San Huan Zhong Lu, Suite 1101
Chaoyang District
Beijing, 100020 PRC
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐  No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐  No ☒

EXPLANATORY NOTE

The attached press release was issued by the registrant on September 1, 2009 in connection with the receipt on August 28, 2009 by the registrant of a notice from the NYSE/Amex that the Exchange’s Appeals Panel had affirmed the Staff’s determination to delist the Company’s securities.  A copy of the press release is set out below.

In addition, this Report on Form 6-K is being filed to report a change in CNIH’s reporting accountant.  With effect from August 15, 2009, CNIH has appointed UHY Vocation HK CPA Ltd (“UHY HK”) as its reporting accountant for the fiscal year ending December 31, 2009, replacing UHY LLP, which CNIH appointed as reporting accountant following consummation of its business combination with China Networks Media, Ltd. (“China Networks”) in June 2009.  UHY LLP had served as China Networks’ reporting accountant since inception.  The change in reporting accountant was approved by CNIH’s Audit Committee and is not the result of any disagreement or dispute with UHY LLP.  UHY LLP has had an opportunity to review this Form 6-K and, in particular, this disclosure relating to the change in reporting accountant.  Attached to this Form 6-K is a copy of a letter from UHY LLP to the Securities and Exchange Commission confirming its agreement with the disclosure contained in this paragraph.

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FOR IMMEDIATE RELEASE

CHINA NETWORKS TO BE DELISTED FROM NYSE/AMEX, CONTINUES TO TRADE ON BULLETIN BOARD

NEW YORK, September 1/PRNewswire-FirstCall/ -- China Networks International Holdings Ltd. (OTCBB: CNWHF.OB) (“CNIH”) today reported that on Friday, August 28, 2009, it received notice from the NYSE/Amex that the Exchange’s Appeals Panel has affirmed the Staff’s determination to delist the Company’s securities.  The Panel agreed with the Staff that the Company does not currently meet the Exchange’s initial listing requirements following the business combination between Alyst Acquisition Corp. and China Networks Media, Ltd. in June 2009, resulting in the recommendation to complete the delisting without prejudice to the Company going through the initial listing once it has satisfactorily addressed all eligibility requirements.  The Company continues to review its options, including a formal Committee on Securities review of the decision, and is proceeding with its efforts to meet the eligibility requirements for listing on a national stock exchange, with respect to which there can be no assurance as to whether or when such a listing will occur.  In the interim, its securities will continue to trade on the OTCBB.

About CNIH

CNIH is a provider of broadcast television advertising in the PRC through joint venture arrangements with state-owned television stations.  The Company’s principal executive offices are in Beijing, PRC.  CNIH is the result of a merger between Alyst Acquisition Corp., a SPAC, and China Networks Media, Ltd., which was consummated on or about June 30, 2009.  CNIH is incorporated in the British Virgin Islands.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about CNIH.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words "believes," "expects," "intends," "may," "will," "should" or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of CNIH’s management and are subject to risks and uncertainties which could cause actual results to differ from the forward- looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this press release. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements in this press release speak only as of the date of this press release and might not occur in light of these risks, uncertainties, and assumptions.  CNIH undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For Further Information, please contact:

China Networks International Holdings Ltd.
George Kaufman
Tel:  646-465-9015
Email: gkaufman@chardancm.com

SOURCE:  China Networks International Holdings Ltd.

66 State Street, Suite 200
Albany, NY 12207-2595
Main	518-449-3171
Fax	518-449-5832
Web	www.uhy-us.com

September 1, 2009

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6561

Ladies and Gentlemen:

We were previously the independent registered public accountants for China Networks International Holdings Ltd. and, under the date of April 15, 2009, we reported on the consolidated financial statements of China Networks Media, Inc. as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the period from March 30, 2007 (inception) to December 31, 2007. Effective August 14, 2009, we were dismissed.

We have read China Networks International Holdings Ltd.’s statements included on Form 6-K dated September 1, 2009 regarding changes in reporting accountants and are in agreement with such statements made regarding our firm. We have no basis to agree or disagree with other statements made.

Very truly yours,

/s/ UHY LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NETWORKS INTERNATIONAL HOLDING LTD.

By:	/s/ Xin Yan Li
Name: Xin Yan Li
Title: Chief Financial Officer

September 1, 2009